UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14616

SUPERMERCADOS UNIMARC S.A.
(Exact name of Company as specified in its charter)

Avenida Presidente Eduardo Frei Montalva 1380
Santiago, Chile
011-56-2-678-7000
(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)

American depositary shares (as evidenced by American depositary receipts), each representing fifty shares of common stock
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)
Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

A.  Supermercados Unimarc S.A. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in 1997 when the registration statement on Form F-1 that it originally filed with the Securities and Exchange Commission became effective.

B.  The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.  Recent United States Market Activity

The Company last sold its securities in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) of American depositary shares (“ADSs”), each representing 50 shares of common stock, pursuant to a prospectus dated May 9, 1997.

Item 3.  Foreign Listing and Primary Trading Market

A.  The Company has maintained a listing of its ordinary shares on the Bolsa de Comercio de Santiago, the Bolsa Electronica de Chile and the Bolsa de Corredores - Bolsa de Valores de Valparaiso (the “Chilean Stock Exchanges”), which are located in the jurisdiction of the Republic of Chile.  The Chilean Stock Exchanges constitute the primary trading market for the Company’s shares of common stock.

B.  The Company’s shares of common stock were initially listed on the Chilean Stock Exchanges on December 23, 1996.  The Company has maintained a listing of its shares of common stock on the Chilean Stock Exchanges for at least the 12 months preceding the filing of this Form.

C.  During the 12-month period beginning August 1, 2006 and ending July 31, 2007, an average of 97.99% of trading in the Company’s shares of common stock occurred through the Chilean Stock Exchanges.

Item 4.  Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.  The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is August 1, 2006 to July 31, 2007.

B.  During this 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States and on a worldwide basis was 27,050 shares (representing 541 ADSs) and 1,343,385 shares, respectively.

C.  For the same 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States represents 2.01% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D.  Not applicable.

E.  The Company has not terminated a sponsored American depositary receipt facility regarding its ordinary shares.

F.  The Company used Bloomberg L.P. as the source of the trading volume information with respect to the ADSs and Bloomberg L.P. as the source of trading volume information with respect to trading on the Chilean Exchange to determine whether it meets the requirements of Rule 12h-6.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.  As required by Rule 12h-6(h), the Company today published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act.

B.  The Company believes that the major newswire services that the Company typically uses to publish its press releases and various news services in the United States disseminated this notice.  In addition, the Company posted this notice on its website and filed it with the Securities and Exchange Commission as an exhibit to this Form 15F.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet web site at http://www.unimarc.cl.

PART III

Item 10.  Exhibits

Press release – “Notice of intent to terminate US SEC Exchange Act reporting duties”.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company  has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, the Company certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SUPERMERCADOS UNIMARC S.A.

Dated: September 25, 2007	By:	/s/	Elias Errazuriz Errazuriz
		Name:	Elias Errazuriz Errazuriz
		Title:	Principal Executive Officer

EXHIBIT

Santiago, September 25, 2007

Supermercados Unimarc S.A.
to deregister
under the U.S. securities laws

Supermercados Unimarc S.A. (the “Company”) is filing today with the U.S. Securities and Exchange Commission (“SEC”) a Form 15F to terminate the registration of its ordinary shares under the U.S. Securities Exchange Act of 1934.  The Company expects that this termination of registration will become effective 90 days after its filing with the SEC.  As a result of this filing, the Company’s obligation to file with or submit to the SEC certain reports, including an annual report on Form 20-F and reports on Form 6-K, will be immediately suspended.

Also, the Company does not at present intend to terminate its American depositary receipt (“ADR”) facility, maintained with the Bank of New York.  ADR holders thus may choose to retain their ADRs following the deregistration.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may differ materially from those included in these statements due to a variety of factors, risks and uncertainties.   More information about these factors, risks and uncertainties is contained in our filings with the Securities and Exchange Commission.

For further information, please contact:

Supermercados Unimarc S.A., Investor Relations, +56-2-687-7000